

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

James Huang
Chief Executive Officer
Orion Biotech Opportunities Corp.
840 Research Parkway, STE
Oklahoma City, OK 73104

>   **Re: Orion Biotech Opportunities Corp.**
>   **Registration Statement on Form S-1**
>   **Filed February 25, 2021**
>   **File No. 333-253548**

Dear Mr. Huang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 25, 2021

General

1. The number of units and common shares in your fee table appears to be incorrect, in light of the proposed maximum offering price. Please revise.

Exhibit 23.1, page II-3

2. Although the consent of your independent registered public accounting firm references their report dated February 23, 2021, the auditor's report on page F-2 is dated February 25, 2021. Please obtain and file an updated consent that references the correct report date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Accounting Branch Chief, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoffrey Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christian O. Nagler